Nintendo®
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

September 22, 2004

By Airmail
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following document of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Press Material: Launch Date and Price of Nintendo DS (Summary translation dated September 21, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Amy E. Weaver of Perkins Coie LLP at (206)359-3319.

Very truly yours,

NINTENDO CO., LTD.

Kenichi Sugimoto

Enclosures

September 21, 2004

Press Material

Nintendo Co., Ltd.

Launch Date and Price of Nintendo DS

paving the way for a new interactive gaming experience with its two screens, touch panel, wireless communication, and voice input

Nintendo Co., Ltd. (Head Office: Minami-ku, Kyoto, President: Satoru Iwata) announces the domestic launch schedule for its new handheld gaming device Nintendo DS. Please refer to the following:

Launch date:	December 2, 2004
MSRP:	15,000 yen (tax included)

Nintendo DS, with features such as two screens that can be used simultaneously, direct input by simply touching the screen with a stylus or fingertip, voice recognition function, wireless communication system allowing both short-range and long-range interactive communication, and stereo speakers, makes it an innovative handheld entertainment device which will provide a new-generation gaming experience that no one in the world has ever experienced.

It comes with a free software feature, PictoChat, embedded in the system hardware. PictoChat allows DS owners to send messages or hand-written pictures wirelessly to other DS users. In addition, more than 500 existing Game Boy Advance games can be played on the DS.

Attachment: Nintendo DS Outline

NINTENDO DS OUTLINE

Size (when closed):	148.7 millimeters wide, 84.7 millimeters long, and 28.9 millimeters tall
Weight:	275 grams (includes battery and stylus)
Top Screen:	A backlit, 3-inch, semitransparent reflective TFT color LCD with 256 x 192 pixel resolution and .24 mm dot pitch, capable of displaying 260,000 colors
Touch Screen:	Same specs as top screen, but with a transparent analog touch screen
Controls:	Touch screen, embedded microphone for voice recognition, A/B/X/Y face buttons, plus control pad, L/R shoulder buttons, Start and Select buttons
Input/Output:	Ports for both Nintendo DS Game Cards and Game Boy® Advance Game Paks, terminals for stereo headphones and microphone
Wireless Communication:	IEEE 802.11 and Nintendo's proprietary format; wireless range is 10 to 30 meters, depending on circumstances; multiple users can play multiplayer games using just one DS Game Card
CPUs:	One ARM9 and one ARM7
Sound:	Stereo speakers providing virtual surround sound, depending on the software
Other features:	Embedded *PictoChat* software that allows up to 16 users to chat at once; embedded real-time clock; date, time and alarm; touch-screen calibration; start-up change mode;

	display screen change from top to bottom or the other way around when software for GB Advance is in use; user information
Languages:	English, Japanese, Spanish, French, German, Italian
Battery:	Lithium ion battery delivering six to 10 hours of play on a four-hour charge, depending on use; power-saving sleep mode; AC adapter
Playable software:	Nintendo DS Game Card; Game Boy Advance Game Cartridge

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